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                                                                      EXHIBIT 12

         COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The Company's ratios of earnings to fixed charges for the five years ended December 31, 1996 were as follows:

                                                            YEARS ENDED DECEMBER 31,
                                               ---------------------------------------------------
                                                1996       1995       1994       1993       1992
                                               -------    -------    -------    -------    -------
                                                             (DOLLARS IN THOUSANDS)
Net income...................................  $28,105    $25,286    $19,240    $14,913    $15,959
Extraordinary items, net of tax..............        0          0          0          0          0
Cumulative effect of changes in accounting
  principles, net of tax.....................        0          0          0          0      1,387
Income tax expense...........................    6,634      4,854      3,533      2,360      2,870
                                                ------     ------     ------     ------     ------
Pretax earnings including net realized
  capital gains (losses).....................  $34,739    $30,140    $22,773    $17,273    $17,442
                                                ======     ======     ======     ======     ======
Pretax earnings excluding net realized
  capital gains (losses).....................  $33,692    $28,552    $23,228    $15,309    $16,573
                                                ======     ======     ======     ======     ======
Fixed charges:
Portion of rental expense (net of sublease
  rental income) which approximates the
  interest factor............................        0          0        177         69         73
Interest on borrowed funds...................    4,277      1,816      1,440      1,383      1,415
                                                ------     ------     ------     ------     ------
  Total fixed charges........................  $ 4,277    $ 1,816    $ 1,617    $ 1,452    $ 1,488
                                                ======     ======     ======     ======     ======
Earnings including net realized capital gains
  (losses) (for ratio calculation)...........  $39,016    $31,956    $24,390    $18,725    $18,930
                                                ======     ======     ======     ======     ======
Earnings excluding net realized capital gains
  (losses) (for ratio calculation)...........  $37,969    $30,368    $24,845    $16,761    $18,061
                                                ======     ======     ======     ======     ======
Ratio of earnings including net realized
  capital gains (losses) to fixed charges....      9.1       17.6       15.1       12.9       12.7
                                                ======     ======     ======     ======     ======
Ratio of earnings excluding net realized
  capital gains (losses) to fixed charges....      8.9       16.7       15.4       11.5       12.1
                                                ======     ======     ======     ======     ======

     For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" represent net income before extraordinary items plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (other than on deposits) and the proportion deemed representative of the interest factor of rent expense.